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13030670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAROLD DANCE INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 NORTH MAIN STREET
(No. and Street)

LOGAN (City) UT (State) 84321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN F. NEELEY (435) 752-8484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS LLC
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, SUITE 100 (Address) LOGAN (City) UT (State) 84321 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, STEPHEN F. NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAROLD DANCE INVESTMENTS, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen F. Neeley
Signature

PRESIDENT
Title

(SEE BELOW)
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF Utah)
) ss
COUNTY OF Cache)

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 26th DAY OF February, 2013

BY Stephen F. Neeley.

WITNESS MY HAND AND OFFICIAL SEAL.

NOTARY PUBLIC
CORRINE MENDELKOW
605839
COMMISSION EXPIRES
FEBRUARY 27, 2015
STATE OF UTAH

Corrine Mendelkow
NOTARY PUBLIC MY COMMISSION EXPIRES: 02/27/15



Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Harold W. Dance, Inc.
DBA Harold Dance Investments

Report on Financial Statements

We have audited the accompanying statements of financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not

for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold W. Dance, Inc. DBA Harold Dance Investments as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.



JONES SIMKINS LLC
Logan, Utah
February 25, 2013

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS		2012	2011
Cash	$	160,737	74,942
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		64,425	90,126
Mutual funds		355,494	318,858
Commissions receivable		78,288	60,936
Intangible asset, net of accumulated amortization of $78,556 and $72,010, respectively		-	6,546
Equipment, net of accumulated depreciation of $15,093 and $15,093, respectively		-	-
Total assets	$	662,944	555,408
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable	$	57,039	34,775
Total liabilities		57,039	34,775
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		305,905	220,633
Total stockholders' equity		605,905	520,633
Total liabilities and stockholders' equity	$	662,944	555,408

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF INCOME
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 1,087,562	973,791
Investment advisory fees	82,251	79,525
Realized and unrealized gains (losses), net	42,242	(23,448)
Interest and dividends	5,910	10,088
Total revenues	1,217,965	1,039,956
Expenses:		
Employee compensation and benefits	1,006,187	866,512
Regulatory fees and expenses	9,191	9,441
Other general and administrative expenses	67,315	100,558
Total expenses	1,082,693	976,511
Net income	$ 135,272	63,445

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2011	1,000	$ 1,000	$ 299,000	$ 227,188	$ 527,188
Shareholder distributions	-	-	-	(70,000)	(70,000)
Net income	-	-	-	63,445	63,445
Balance at December 31, 2011	1,000	1,000	299,000	220,633	520,633
Shareholder distributions	-	-	-	(50,000)	(50,000)
Net income	-	-	-	135,272	135,272
Balance at December 31, 2012	1,000	$ 1,000	$ 299,000	$ 305,905	$ 605,905

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 135,272	63,445
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,546	26,186
(Increase) decrease in:		
Securities owned	(10,935)	(55,599)
Commissions receivable	(17,352)	9,006
Increase (decrease) in accounts payable	22,264	(1,308)
Net cash provided by operating activities	135,795	41,730
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Shareholder distributions paid	(50,000)	(70,000)
Net cash used in financing activities	(50,000)	(70,000)
Net increase (decrease) in cash	85,795	(28,270)
Cash, beginning of year	78,942	107,212
Cash, end of year	$ 164,737	78,942
Presented in the financial statements as:		
Cash	$ 160,737	74,942
Cash segregated under federal and other regulations	4,000	4,000
Cash, end of year	$ 164,737	78,942

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in operations.

Commissions Receivable

Commissions receivable are amounts due from mutual fund companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in mutual funds and these transactions are recorded on the trade date, as if they had settled. Commissions earned on mutual fund sales and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate shares of the Company's taxable income. No provision or liability for federal income taxes has been included in these financial statements.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business. Money market funds are classified as securities owned.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Cash Segregated Under Federal and Other Regulations

The Company has established a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 3 – Securities Owned

Securities owned in the form of mutual funds are recorded at fair market value and consist of the following:

	2012	2011
Mutual funds, at cost	$ 291,732	297,338
Unrealized holding gain	63,762	21,520
Mutual funds, at fair value	$ 355,494	318,858

Note 4 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Note 4 – Fair Value Measurements (continued)

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following tables provide financial assets carried at fair value:

	December 31, 2012		
	Level 1	Level 2 & 3	Total
Mutual funds - large blend	$ 213,648	-	213,648
Mutual funds - bonds	141,846	-	141,846
Money market funds	64,425	-	64,425
	$ 419,919	-	419,919

	December 31, 2011		
	Level 1	Level 2 & 3	Total
Mutual funds - large blend	$ 185,410	-	185,410
Mutual funds - bonds	133,448	-	133,448
Money market funds	90,126	-	90,126
	$ 408,984	-	408,984

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 5 – Intangible Assets

On April 1, 2009, the Company acquired the rights to service a client list as part of a termination agreement with an employee. The Company paid $78,556 for the intangible asset which was amortized over a period of three years from date of purchase. No future amortization expense of intangible assets is expected.

Note 6 – Supplemental Cash Flow Information

During the years ended December 31, 2012 and 2011, the Company paid no interest.

Note 7 – Related Party Transactions

The Company rents its operating space from HRD Partnership, Ltd under a month-to-month agreement. Certain shareholders of the Company are the owners of the partnership. During the years ended December 31, 2012 and 2011, the Company paid $12,000 and $12,000, respectively, for rent expense.

During the years ended December 31, 2012 and 2011, the Company received $5,000 and $5,000, respectively, from Dance Insurance, Inc. as a management fee for services rendered. Shareholders of the Company are also shareholders of Dance Insurance, Inc.

Note 8 – Defined Contribution Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees after one year of employment. Contributions are made at the discretion of the Board of Directors. For the years ending December 31, 2012 and 2011, the Company's contributions to the SEP plan were $52,112 and $25,556, respectively.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2012 and 2011, the Company's minimum net capital requirement was $25,000.

Note 10 – Subsequent Events

The Company evaluated its December 31, 2012 financial statements for subsequent events through February 25, 2013, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Net Capital:	
Total ownership equity	$ 605,905
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	605,905
Additions for subordinated liabilities and other credits	-
Total capital and allowable subordinated liabilities	605,905
Deductions and/or charges:	
Non-allowable assets	(78,388)
Other deductions (fidelity bond deductible adjustment)	(15,000)
Other additions	-
Net capital before haircuts on securities positions	512,517
Haircuts on securities:	
Liquid asset funds (2%)	(1,289)
Other securities (mutual funds 15%)	(53,324)
Net Capital	$ 457,904
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 25,000
Excess net capital	$ 432,904
Excess net capital at 1000% (Net capital - 10% of Aggregate Indebtedness)	$ 452,200
Computation of Aggregate Indebtedness:	
Total liabilities from Statement of Financial Condition	$ 57,039
Ratio of aggregate indebtedness to net capital	$ 0.125
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012) (as amended on February 26, 2013)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 457,904
Reconciling items	-
Net capital per above	$ 457,904

Schedule 2

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.


JONES
SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Harold W. Dance, Inc.
DBA Harold Dance Investments

In planning and performing our audit of the financial statements and supplemental schedule of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



JONES SIMKINS LLC
Logan, Utah
February 25, 2013

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2012 and 2011

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INDEX TO FINANCIAL STATEMENTS
December 31, 2012 and 2011


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JONES
P.C.
SIMKINS
Certified Public Accountants